Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: July 13, 2006

 For immediate release

Tender status of Mittal Steel’s offer for Arcelor
as of July 12, 2006

13th July 2006 – Rotterdam – Pursuant to applicable Luxembourg law, Mittal Steel Company N.V. (NYSE: MT) informs the market that, to its knowledge, as of July 12, 2006, after closing of the markets in Europe, 109,306,317 Arcelor shares and 4,744,432 Arcelor convertible bonds have been tendered in its offer for such securities. The number of Arcelor shares tendered in the offer represents 17.63% of the voting rights of Arcelor.1

Mittal Steel informs the market that, since the tender offer procedure is centralized, definitive information relating to the number of Arcelor securities tendered in the offer will be known only after the closing of the offer after the centralization procedures have been completed. As a consequence, the figures set forth above cannot be relied upon as an accurate representation of the number of Arcelor securities actually tendered in the offer, nor as an indication of the possible result of the offer.

As from July 14, Mittal Steel will stop issuing daily reports on the tenders in the Offer. As from such date, all tenders in the Offer will be centralized in each jurisdiction where the Offer has been made (i.e., Belgium, France, Luxembourg, Spain and the U.S.) and then by Société Générale, acting as global centralising agent for the offer. Once all of the tender information relating to the Offer has been centralised by the global centralising agent, the latter will verify the tender information, count the tendered Arcelor securities, complete the pro-ration procedure among each of the

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1          Based on a total number of 639,774,327 issued shares and excluding 19,771,296 shares held as treasury shares (which have no voting right); both figures being as of December 31, 2005 and published in Arcelor 2005 Annual Report.

secondary cash and exchange offers as described in the offer prospectus, as supplemented, and calculate the aggregate results of the offer, broken down by type of offer. This centralisation and calculation phase will take up to nine business days, as set forth in the Offer prospectus, as supplemented. The final results of the offer will be published on July 26, 2006.

While in the process of verifying and counting the Arcelor securities tendered in the offer, once the global centralising agent has determined that, on a preliminary basis, the minimum tender condition of the offer (i.e., 50% of Arcelor outstanding shares on a fully diluted basis as set forth in the Offer prospectus, as supplemented) is met, Mittal Steel will issue a press release to inform the market to that effect.

As at the date hereof, Mittal Steel holds no Arcelor shares and no Arcelor convertible bonds.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, the prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, a prospectus supplement thereto and related documents are available on the SEC’s website at www.sec.gov.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT.”